Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-4008

FAZE CLAN WELCOMES POPULAR STREAMER AND PROFESSIONAL GAMER

STABLE RONALDO AS NEWEST OFFICIAL MEMBER

MEET FAZE RONALDO

THE 19-YEAR-OLD STREAMER JOINS THE FAZE CLAN ROSTER

Download images and assets HERE.

LOS ANGELES, CA (June 30, 2022) - FaZe Clan, Inc. (FaZe Clan) the digitally native lifestyle and media platform rooted in gaming and youth culture, is thrilled to announce Stable Ronaldo (Rani Netz) as the organization’s newest official member. At 19 years old, “FaZe Ronaldo” will join FaZe Clan’s robust talent collective of creators and esports professionals.

FaZe Ronaldo was announced today via livestream on his Twitch channel followed by FaZe Clan’s social channels -- surprising viewers with a content piece where FaZe members welcomed him to the FaZe Warehouse for his official entry into the organization. Ronaldo was accompanied by FaZe Clan members FaZe Blaze, FaZe Adapt, FaZe Rain and resident DJ FaZe Kaysan who spun the event. Watch the announcement video HERE.

Pictured above from L to R: FaZe Ronaldo with FaZe Kaysan + FaZe Adapt, FaZe Ronaldo and FaZe Rain

“We are excited to bring in FaZe Ronaldo and welcome him into the FaZe family,” said FaZe Rain. “We've been eyeing his content for some time with his ability to capture the attention of his audience not only with his gaming content but also his crazy sense of humor and who he is as a person. Ronaldo embodies everything we’re looking for when bringing new talent to the team and I know our fans will be excited for this natural fit.”

“I’ve looked up to FaZe Clan for as long as I can remember so to be here now as an official member and working alongside everyone is an incredible feeling,” said FaZe Ronaldo. “I can’t wait to bring my talents and energy into the mix as a member of the FaZe Clan family.”

The former Fortnite pro and popular online streamer caught the attention of FaZe Clan with his outrageous sense of humor and his ability to transform any moment into gold when livestreaming. Born in South New Jersey, Ronaldo first started playing video games with his older brother. At age 15, cash strapped and knowing he needed a PC to take his gaming to the next level, the extra savvy Ronaldo bought and resold sneakers to make the cash needed to buy his first “not so great” computer. His motivation quickly turned into winning tournaments, giving him the money and tools needed to become the streaming personality he has grown into today.

FaZe Ronaldo touts a number of competitive accolades during his time as a professional gamer, including a win at the Fortnite Champion Series in 2019. Now with a following of almost 7M across social platforms including Instagram, Twitter, Twitch, YouTube and TikTok, FaZe Ronaldo has used his charming personality and “professional loud man” style to launch himself to the top of the streaming world and by joining FaZe Clan he hopes to become a force in other areas of entertainment beyond gaming.

To celebrate FaZe Ronaldo’s official announcement, check out his custom FaZe jersey drop on FaZe Shop.

FOLLOW FAZE RONALDO: INSTAGRAM TWITTER TWITCH YOUTUBE TIKTOK

ABOUT FAZE CLAN

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 500 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler "FaZe K1'' Murray, Lebron “FaZe Bronny'' James Jr., Lil Yachty aka "FaZe Boat'' and Snoop Dogg aka “FaZe Snoop.” Its gaming division includes ten competitive esports teams who have won 34 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, https://www.instagram.com/fazeclan/?hl=en, YouTube, TikTok, and Twitch.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley Principal Merger Corp. (“BRPM”) has filed a Registration Statement with the Securities and Exchange Commission (the “SEC”) and a definitive proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). BRPM has mailed the Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of the record date in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Press Contacts: chelsey.northern@fazeclan.com + chloe.snyder@fazeclan.com + alana.battaglia@fazeclan.com